# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Empery Digital Inc., CIK 0001829794
CUSIP: 92864V608
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3121 EAGLES NEST, SUITE 120, ROUND ROCK, Texas (TX), 78665
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001535383

## Reporting persons
- DRW Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,886,847; shared voting power 0; sole dispositive power 1,886,847; shared dispositive power 0; aggregate amount beneficially owned 1,886,847 (6.7% of the class)
- DRW Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); sole voting power 1,886,847; shared voting power 0; sole dispositive power 1,886,847; shared dispositive power 0; aggregate amount beneficially owned 1,886,847 (6.7% of the class)
- Donald R. Wilson, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,886,847; shared voting power 0; sole dispositive power 1,886,847; shared dispositive power 0; aggregate amount beneficially owned 1,886,847 (6.7% of the class)

## Item 1. Issuer
Name of issuer: Empery Digital Inc.
Address of issuer's principal executive offices: 3121 EAGLES NEST, SUITE 120, ROUND ROCK, TEXAS, 78665.

## Item 2. Person Filing
Name of person filing: DRW Investments, LLC, DRW Holdings, LLC and Donald R. Wilson, Jr.
Address of principal business office or, if none, residence: DRW Investments, LLC, DRW Holdings, LLC and Donald R. Wilson, Jr., 540 West Madison Street, Suite 2500, Chicago, Illinois 60661
Citizenship:
DRW Investments, LLC - Illinois limited liability company;
DRW Holdings, LLC - Delaware limited liability company;
Donald R. Wilson, Jr. - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
DRW Investments, LLC, 1,886,847 shares
DRW Holdings, LLC, 1,886,847 shares
Donald R. Wilson, Jr., 1,886,847 shares
Percent of class:
DRW Investments, LLC, 6.71%
DRW Holdings, LLC, 6.71%
Donald R. Wilson, Jr., 6.71%
Sole power to vote or to direct the vote:
DRW Investments, LLC, 6.71%
DRW Holdings, LLC, 6.71%
Donald R. Wilson, Jr., 6.71%
Shared power to vote or to direct the vote: All Reporting Persons - 0
Sole power to dispose or to direct the disposition:
DRW Investments, LLC, 1,886,847 shares
DRW Holdings, LLC, 1,886,847 shares
Donald R. Wilson, Jr., 1,886,847 shares
Shared power to dispose or to direct the disposition: All Reporting Persons - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- DRW Holdings, LLC: Jeffrey Levoff, Jeffrey Levoff, Authorized Signatory (05/14/2026)
- DRW Investments, LLC: Jeffrey Levoff, Jeffrey Levoff, Authorized Signatory (05/14/2026)
- Donald R. Wilson, Jr.: Donald R. Wilson, Jr., Donald R. Wilson, Jr. (05/14/2026)